Securities and Exchange Commission
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer
Pursuant To Rule 13a-16 Or 15d-16
Of The
Securities Exchange Act of 1934

For the month of March, 2014	Commission File Number 1-11854

NATUZZI S.p.A.
(Translation of registrant's name into English)

Via Iazzitiello 47
70029 Santeramo, Italy
(Address of principal office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ⊠ Form 40-F ⃞

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes ⃞   No ⊠

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Natuzzi: Board of Directors Approves 2014-2016 Business Plan

Recovery of competitiveness: end to losses from operations forecast from fourth quarter 2014, return to profitability and growth anticipated from 2015

€611 million in revenues and EBIT of 3.9% forecast in 2016

MILAN--(BUSINESS WIRE)--March 3, 2014--Natuzzi S.p.A. (NYSE:NTZ), the largest furniture house in Italy and the player with the greatest global reach in its sector, announced today that its Board of Directors has approved a Business Plan (the “Plan”) for the 2014-2016 period.

The Plan, which is anchored by the company’s foundational values of ethics and social responsibility and based on its points of strength (high brand awareness, innovation, industrial know-how and a global presence), has the following primary objectives: regaining market competitiveness, eliminating losses from operations by the fourth quarter of 2014 and spurring a new phase of growth in revenues, with a return to profitability beginning in 2015.

The company will seek to regain market competitiveness and eliminate losses through a restructuring phase that envisions:

1. Strong recovery of the competitiveness of its Italian operations, which will be accomplished through the joint efforts of the company, unions, government and Italian regions of Puglia and Basilicata in implementing the industrial reorganization plan that was agreed upon on October 10, 2013 and entails both investments and a reduction in production costs.

2. Strong recovery of worldwide productive efficiency, which will be accomplished through the adoption of 24 industrial product platforms, which are the result of the re-engineering of existing models and the design of new models according to the new moving-line production process; and the complete implementation of the moving-line production process in all of the Group’s factories worldwide (in Italy, China, Romania and Brazil).

3. Efficiency improvements in the back office processes on a worldwide basis, through the implementation of a centralized shared service structure that has been designed to reduce costs and address unemployment among white collar workers in the company’s home region.

4. Efficiency improvements in the supply chain, through a reduction in inventory levels, optimization of transportation and a new logistics organization.

5. Rationalization of the retail network through the closure of 13 under-performing stores that are owned and managed directly by the Group.

Beginning in 2015, the Plan foresees a gradual growth in revenues and a return to operating profit, through the implementation of:

1. A marketing and distribution strategy aimed at:

a) capitalizing on investments in the Natuzzi brand, which will become the sole brand within the Group, and which, in 2013, remained the brand with the highest level of awareness in its sector among consumers of luxury goods;
b) organizing its offerings into three lines of products: Natuzzi Italia, Natuzzi Editions and Natuzzi Re-vive;
c) expanding the distribution of the Natuzzi brand through wholesale distribution channels and through the strengthening of the retail network, which will be developed under the “Natuzzi Italia” and “Natuzzi” names outside of Italy and Portugal and “Divani & Divani by Natuzzi” within those two countries;
d) reinforcing the division dedicated to the sale of unbranded/private label products to mass-market dealers.

2. A commercial strategy that is focused on increasing sales in markets with high growth rates and in those mature markets where the Natuzzi brand is most recognized, as well as defending market share in Europe.

3. Strengthing investments in marketing and communications.

4. A new commercial organization, both at a centralized level and in local markets, that is calibrated based on growth forecasts.

Pasquale Natuzzi, founder, President and Chief Executive Officer stated, “This Plan is the culmination of an enormous effort over the last three years and is being adopted in the context of greater changes that we have implemented over the last ten years. During the last decade, we managed the challenges imposed on us by globalization with consistency, investing in the Natuzzi brand, the opening and development of the retail network, the upgrading of production facilities in Italy, the opening of factories and commercial offices abroad, integrating processes with the adoption of a single management information system (SAP) and the innovation of products and processes.”

“All of this was achieved despite a decade that was marked by an unfavorable macroeconomic environment, a strong euro and a significant drop in the consumption of durable goods. Today we are the only global player in our industry that operates in over 123 countries and Natuzzi remains the most globally-recognized furniture brand among consumers of luxury goods.”

“Starting from this background and taking inspiration from our ethical and social values, we have developed a plan that we anticipate will allow us, beginning in the fourth quarter of this year, to eliminate losses from operations and, beginning in 2015, to return to profitability. After the first two years of the plan, which will be dedicated to restructuring and implementation of the strategy, the plan anticipates an increase in sales and a return to profitability.”

“Based on a recovery in the competitiveness of our production process, which we hope to achieve by executing our Italian industrial plan, in accordance with the commitments made by the company, unions, government and regions in the agreement of October 10, 2013; ample room for growth within the recliner armchair market – which we have seized upon with the introduction of our innovative Re-vive performance recliner – and planned investments in marketing and communications, we believe that all the conditions for growth in sales exist and anticipate revenues by the end of the three-year period amounting to €611 million.”

“The approval by the members of the Board of Directors, whom I thank for the confidence they have shown in us, gratifies the entire management team, but instills us with a great sense of responsibility. We are aware of the great challenges that await us and are highly motivated to achieve the ambitous objectives under the Plan.”

NATUZZI S.P.A.

Founded in 1959 by Pasquale Natuzzi, Natuzzi S.p.A. designs, manufactures and sells a broad collection of couches, armchairs, home furniture and home accessories. With consolidated revenues of €468.8 million in 2012, Natuzzi is Italy’s largest furniture house and the player with the greatest global reach in its sector, with seven manufacturing plants, twelve commercial offices and more than 1,200 points of sale worldwide. Ethics and social responsibility, innovation, industrial know-how and integrated management of its value chain represent the points of strength that have made the Natuzzi Group a market leader and established Natuzzi as the most recognized furniture brand in the world among consumers of luxury goods. Natuzzi S.p.A. has been listed on the New York Stock Exchange since May 1993. The Company is ISO 9001 and 14001 certified.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

Certain statements set forth in this press release regarding Natuzzi’s Plan constitute forward-looking statements within the meaning of the safe harbor provisions of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements involve risks and uncertainties that could cause Natuzzi’s actual results to differ materially from those stated or implied by such forward-looking statements. The potential risks and uncertainties associated with the Plan include, among others, the uncertainty concerning Natuzzi’s ability to achieve the objectives set forth under the Plan, the company’s ability to reorganize its manufacturing facilities and adjust the composition of its workforce, the cost of implementing the Plan and the impact that the company’s initiatives may have on its competitiveness and profitability, and the conditions in the macroeconomic environment and the accuracy of the assumptions upon which the Plan is based, among others. More information about potential factors that could affect the Company’s business and financial results is included in Natuzzi’s filings with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F for the year ended December 31, 2012 and its quarterly results for the quarter ended September 30, 2013, filed on Form 6-K. Natuzzi undertakes no obligation to update any of the forward-looking statements after the date of this press release.

CONTACT:
NATUZZI INVESTOR RELATIONS
Piero Direnzo; tel. +39.080.8820.812
pdirenzo@natuzzi.com
or
NATUZZI CORPORATE COMMUNICATION
Vito Basile (Press Office); tel. (+39) 080.8820.676
vbasile@natuzzi.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

NATUZZI S.p.A.

(Registrant)

Date:	March 3, 2014	By:	/s/ Pasquale Natuzzi
Pasquale Natuzzi